SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                                 Amendment No. 3

                    Under the Securities Exchange Act of 1934

                       Chiquita Brands International, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    170032106
                                 (CUSIP Number)

                               Juan Carlos Fabrega
                            Executive Vice President
                    Consolidated Fruit Corporation (BVI) Ltd.
                              Avenida Federico Boyd
                                     No. 431
                                   Panama City
                                     Panama
                                 (507) 269-3299
                       (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices)

                                 With a Copy to:
                             Spencer D. Klein, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                                November 1, 2000
             (Date of Event which requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss.240.13d-1(g), check the following box: [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7(b) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------
1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Consolidated Fruit Corporation (BVI) Ltd.
--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group:

                                                   (a)  [ ]
                                                   (b)  [ ]
--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds (See Instructions)          00

--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6         Citizenship or Place of Organization:  British Virgin Islands

--------------------------------------------------------------------------------
 NUMBER OF       7      Sole Voting Power          6,585,850*
   SHARES        ---------------------------------------------------------------
BENEFICIALLY     8      Shared Voting Power                0
  OWNED BY       ---------------------------------------------------------------
    EACH         9      Sole Dispositive Power     6,585,850*
 REPORTING       ---------------------------------------------------------------
  PERSON         10     Shared Dispositive Power           0
   WITH
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
                                                   6,585,850*
--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                               [ ]
--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)   9.89%*
--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions) CO
--------------------------------------------------------------------------------

------------------------

* Does not include 67,700 shares of Chiquita Common Stock owned by the Lewis Navarro Family for which CFC disclaims beneficial ownership.

              This Amendment No. 3 (this "Third Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on December 27, 1999 (the "Schedule 13D") by Consolidated Fruit Corporation (BVI) Ltd., a corporation organized under the laws of the British Virgin Islands ("CFC"), the Schedule 13D/A filed with the SEC on May 1, 2000 (the "First Amendment") and the Schedule 13D/A filed with the SEC on October 23, 2000 (the "Second Amendment"), and is filed to reflect information required by Rule 13d-2 under the Securities Exchange Act of 1934, as amended, with respect to the common stock, par value $.01 per share (the "Chiquita Common Stock"), of Chiquita Brands International, Inc., a New Jersey corporation (the "Issuer"). Capitalized terms used in this Third Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D, as amended by the First Amendment and the Second Amendment.

Item 3.   Source and Amount of Funds or Other Consideration

              Item 3 is hereby amended to read in its entirety as follows:

              Pursuant to a Contribution Agreement, dated December 15, 1999, among Banistmo Capital Market Group Inc., a corporation organized under the laws of Panama ("Banistmo"), ELPV, a corporation organized under the laws of Panama ("ELPV") and Daza Corporation, a corporation organized under the laws of the British Virgin Islands ("Daza" and, together with Banistmo and ELPV, the "Investors"), the Investors collectively contributed to CFC an aggregate of 3,210,300 shares of Chiquita Common Stock and cash (the "Cash Contribution").

              The remainder of the Cash Contribution not used to purchase a portion of the shares of Chiquita Common Stock which were the subject of the
Schedule 13D was used by CFC to purchase 400,550 shares of Chiquita Common Stock acquired by CFC after the filing of the Schedule 13D. The remaining 587,800 shares of Chiquita Common Stock acquired by CFC after the filing of the Schedule 13D were purchased through a margin account maintained by CFC. The 812,600 shares of Chiquita Common Stock acquired by CFC after the filing of the First Amendment and the 445,000 shares of Chiquita Common Stock acquired by CFC after the filing of the Second Amendment were also purchased through a margin account maintained by CFC. The margin account maintained by CFC has been funded through equal capital contributions by the Investors.

Item 4.  Purpose of the Transaction

              Item 4 is hereby amended by adding the following paragraph to the end thereof:

              In a letter to the Issuer (the "Request Letter"), dated November 1, 2000, CFC's counsel, on behalf of CFC, requested the right to inspect certain books, records and other documents of the Issuer, including certain material contracts of the Issuer and a list of the record and beneficial owners of Chiquita Common Stock. This request by CFC was made for the purpose of further assessing the strategic direction of the Issuer's business and operations, the performance of the Issuer's existing management, the ability of existing management to create value for the Issuer's shareholders and other possible means of creating value for the Issuer's shareholders, including a possible transaction with CFC, and to explore communications with other shareholders of the Issuer regarding their common interests as shareholders of the Issuer, including the foregoing matters. Any such communication would be made in compliance with the Securities Exchange Act of 1934, as amended, the rules and regulations thereunder and all other applicable laws.

              Concurrently with CFC's delivery of the Request Letter to the Issuer, CFC sent a letter to Mr. Carl Lindner, as Chairman of the Board of Directors of the Issuer (the "Board"), informing Mr. Lindner and the Board of the Request Letter and of CFC's desire to engage in discussions with representatives of the Issuer, AFG or the Lindners intended to explore various options for enhancing shareholder value.

Item 5.   Interest in Securities of the Issuer

              Items 5(a) - (b) are hereby amended to read in their entirety as follows:

              (a)-(b) CFC is the sole beneficial owner of, and has the sole power to vote or to direct the vote or dispose or direct the disposition of, 6,585,850 shares of Chiquita Common Stock, representing 9.89% of the outstanding shares of Chiquita Common Stock. The shares of Chiquita Common Stock owned by CFC do not include the 67,700 shares of Chiquita Common Stock owned by the Lewis Navarro Family for which CFC disclaims beneficial ownership. The calculation of the foregoing percentage is based on the number of shares of Chiquita Common Stock disclosed as outstanding on July 31, 2000 by the Issuer in its Quarterly Report on Form 10-Q for the period ended June 30, 2000.

              The Lewis Navarro Family beneficially owns, and has the sole power to vote or to direct the vote or dispose or direct the disposition of, 67,700 shares of Chiquita Common Stock, representing approximately 0.1% of the outstanding shares of Chiquita Common Stock. The calculation of the foregoing percentage is based on the number of shares of Chiquita Common Stock disclosed as outstanding on July 31, 2000 by the Issuer in its Quarterly Report on Form 10-Q for the period ended June 30, 2000.

              Item 5(c) is hereby amended by adding the following paragraphs to the end thereof:

              Since the filing of the Second Amendment, CFC has purchased 445,000 shares of Chiquita Common Stock. The following table sets forth information concerning the shares of Chiquita Common Stock purchased by CFC in open market purchases since the date of the Second Amendment, including the date of each such purchase, the number of shares of Chiquita Common Stock purchased on each such date and the price per share of Chiquita Common Stock for each such purchase:


                                      Number of
                                  Shares of Chiquita
              Date              Common Stock Purchased         Price Per Share
              ----              ----------------------         ---------------

        October 23, 2000                8,000                       $1.94
        October 24, 2000              237,000                       $2.06
        October 25, 2000              200,000                       $2.06

              Within the last 60 days, the Lewis Navarro Family has not acquired or disposed of any shares of Chiquita Common Stock.

Item 7.  Materials to be Filed as Exhibits

         Exhibit A - Letter to Mr. Carl Lindner, Chairman of the Board of
                     Directors of Chiquita Brands International, Inc., dated November 1, 2000.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2000

                                        CONSOLIDATED FRUIT
                                        CORPORATION (BVI) LTD.


                                        By:   /s/ Juan Carlos Fabrega
                                           -------------------------------------
                                           Name:  Juan Carlos Fabrega
                                           Title: Executive Vice President

                                  EXHIBIT INDEX

         Exhibit A - Letter to Mr. Carl Lindner, Chairman of the Board of
                     Directors of Chiquita Brands International, Inc., dated November 1, 2000.

                                                                       Exhibit A


                    Consolidated Fruit Corporation (BVI) Ltd.
                              Avenida Federico Boyd
                                     No. 431
                               Panama City, Panama

                                November 1, 2000


VIA TELECOPIER AND FEDERAL EXPRESS

Board of Directors of
Chiquita Brands International, Inc.
250 East Fifth Street
Cincinnati, Ohio 45202

Attention:  Mr. Carl H. Lindner,
            Chairman of the Board

              We are writing this letter to inform you that today, we have sent a letter to Mr. Robert W. Olson, Secretary of Chiquita Brands International, Inc. ("Chiquita"), requesting certain information, including a complete record of the shareholders of Chiquita, as of the most recent available date.

              As you know, Consolidated Fruit Corporation (BVI) Ltd. is the holder of over 9% of Chiquita's outstanding common stock.

              We have made this request for the purpose of further assessing the strategic direction of Chiquita's business and operations, the performance of Chiquita's existing management, the ability of existing management to create value for Chiquita's shareholders and other possible means of creating value for Chiquita's shareholders, including a possible transaction with Consolidated Fruit, and to explore communications with other shareholders of Chiquita regarding our common interests as shareholders of Chiquita, including the foregoing matters.


                                             Very truly yours,

                                             CONSOLIDATED FRUIT
                                             CORPORATION (BVI) LTD.


                                             By    /s/ Juan Carlos Fabrega
                                               ---------------------------------
                                               Name:   Juan Carlos Fabrega
                                               Title:  Executive Vice President